Exhibit II.(1)

19 August, 2005

To the Shareholders of SUNDAY

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY CITIGROUP GLOBAL MARKETS ASIA LIMITED FOR AND ON BEHALF OF PCCW MOBILE HOLDING NO. 2 LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF SUNDAY COMMUNICATIONS LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED BY PCCW MOBILE HOLDING NO. 2 LIMITED) AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF SUNDAY COMMUNICATIONS LIMITED

We refer to the Composite Offer and Response Document dated 8 July, 2005 relating to the Offer referred to above. We are writing to you for and on behalf of the Offeror referred to in the Composite Offer and Response Document.

Shareholders of SUNDAY are reminded that the Offer remains open for acceptance.

The Offer can be accepted by Shareholders of SUNDAY completing the WHITE form of acceptance and transfer in respect of their Offer Shares and returning it, together with the relevant Share certificate(s) or other documents of title to Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong using the enclosed reply-paid envelope.

Alternatively, if your Offer Shares have been lodged with your broker/custodian bank through CCASS or with your CCASS Investor Participation Account, you can accept the Offer by instructing your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer in respect of your Offer Shares on your behalf or (in the case of the Offer Shares lodged with your Investor Participation Account) authorising your instructions via the CCASS Phone System or CCASS the Internet System.

To assist Shareholders of SUNDAY who wish to accept the Offer, but who either have not received, or have mislaid, the WHITE form of acceptance and transfer in respect of their Offer Shares, we enclose with this letter a further copy of the WHITE form of acceptance and transfer.

If you own an American depositary shares (“ADSs”) of SUNDAY, you may accept this Offer only in respect of the Shares underlying your ADSs. You must first surrender the American depositary receipt (the “ADR”) evidencing such ADS, pay any applicable fees or expenses and withdraw the Shares. Once you have obtained Shares, you are capable of accepting the Offer in respect of the Shares by following the procedures applicable to all other Shareholders of SUNDAY. In order to deliver the ADRs and withdraw the underlying Shares, a holder should contact The Bank of New York at +1 888 BNY ADRS (+1 888 269 2377).

SUNDAY’s Branch Share Registrar has set up a telephone helpline for Shareholders of SUNDAY who have any questions on the procedures for accepting the Offer.

The number to call is +852 2862 8555.

The helpline is staffed from 9 a.m. to 5 p.m. (Hong Kong time), Monday to Friday. Shareholders of SUNDAY who have any questions on the procedures for accepting the Offer are encouraged to telephone the helpline.

Terms and expressions used in this letter shall, unless the context otherwise requires, have the meanings given to them in the Composite Offer and Response Document.

Yours faithfully, For and on behalf of CITIGROUP GLOBAL MARKETS ASlA LIMlTED Frank J. Slevin Managing Director Head of Corporate & Investment Banking, Hong Kong